
05043824


SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2005
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 52522

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT X.COM

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3972 BARRANCA PKWY, SUITE J644
(No. and Street)

IRVINE (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHACHAR (949)475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH · BARON · GOODYEAR LLP
(Name – *if individual, state last, first, middle name*)

1470 JAMBOREE ROAD (Address) NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT X . COM, as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Karmen White

Notary Public



KARMEN WHITE
Commission # 1371170
Notary Public - California
Orange County
My Comm. Expires Aug 20, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

* * *

JUNE 30, 2005

GOODRICH·BARON·GOODYEAR LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOODRICH·BARON·GOODYEAR LLP
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying statement of financial condition of NewportX.com as of June 30, 2005 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

August 26, 2005

NEWPORTX.COM
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

CASH		$	10,080
			-
		$	10,080

LIABILITIES AND STOCKHOLDER'S EQUITY

DUE TO RELATED COMPANY		$	620
STATE INCOME TAX PAYABLE			800
			1,420
STOCKHOLDER'S EQUITY			
Common Stock, no par value			
Authorized - 100,000,000 shares			
Issued and outstanding - 6,000 shares	$ 6,000		
Additional paid-in capital	15,000		
Accumulated deficit	(12,340)		
			8,660
		$	10,080

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2005

REVENUES		
Commissions		$ 29,877
EXPENSES		
Insurance	$ 575	
Licenses and registration fees	1,655	
Management fees	19,877	
Rent	8,643	
		30,750
LOSS BEFORE INCOME TAX EXPENSE		(873)
INCOME TAX EXPENSE		(800)
NET LOSS		(1,673)
ACCUMULATED DEFICIT, beginning of year		(10,667)
ACCUMULATED DEFICIT, end of year		$ (12,340)

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,673)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in receivables		1,466
Decrease in accounts payable		(720)
Decrease in due to related company		(280)
Increase in state income tax payable		800
Net cash flow used by operating activities		(407)
CASH, at beginning of year		10,487
CASH, at end of year	$	10,080

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 – THE COMPANY

The company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions received - Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2005.

Use of estimates - The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash account in one financial institution. Accounts in the financial institution are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2005, the cash balance did not exceed the FDIC limit.

NOTE 3 – INCOME TAXES

Income tax expense consists of the current year minimum California Franchise tax. At June 30, 2005, the Company has loss net operating loss carryforwards totaling $12,699 and $9,756 for federal and state purposes, respectively, that may be offset against taxable income. The net operating loss carryforwards begin to expire in the year 2019 and 2004 for federal and state purposes, respectively.

NOTE 4 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 8,660
Deduct stockholder's equity not allowable for net capital	-0-
Net Capital	$ 8,660

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005

NET CAPITAL	
Total stockholder's equity	$8,660
Deduct stockholder's equity not allowable for net capital	0
Net Capital	$8,660
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Net capital per above	8,660
Excess net capital	$3,660
RECONCILATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's FOCUS report	$8,660
Audit adjustments-	
Net capital per above	$8,660

Schedule I

GOODRICH-BARON-GOODYEAR LLP
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003
E-mail: BARONCPA@AOL.COM

August 26, 2005

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performed custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is often not practicable in a smaller organization to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP